

September 11, 2013

Via E-mail
Elyse Douglas
Chief Financial Officer
The Hertz Corporation
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656-0713

> **Re: The Hertz Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 27, 2013**
> **File No. 333-189620**
>
> **Hertz Global Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 4, 2013**
> **File No. 001-33139**

Dear Ms. Douglas:

We have reviewed your response dated August 27, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 79

Note 11: Segment Information, page 117

1. We note your response to prior comment 6 indicating certain differences in adjusted pre-tax income margins, year-over-year revenue growth percentages, and fleet costs as a percentage of revenues for your United States, Europe, Other International, and Donlen

operating segments and that you acknowledge these differences. We believe that there are dissimilar economic characteristics within each of these segments that would preclude aggregation in accordance with the guidance in ASC 280-10-50-11 and that at least some of these operating segments should be separate reportable segments with all appropriate ASC 280 disclosures. Please revise your segment reporting in future filings and advise us as to your planned presentation.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Thomas A. Monson, Esq.